October 16, 2018

Zeynep Hakimoglu
Chief Executive Officer
ClearOne, Inc.
5225 Wiley Post Way, Suite 500
Salt Lake City, UT 84116

       Re: ClearOne, Inc.
           Registration Statement on Form S-1
           Filed September 26, 2018
           File No. 333-227530

Dear Mr. Hakimoglu:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Cancellation, page 4

1. We note the involvement of Broadridge as subscription agent and that your board of directors may cancel the rights offering prior to closing. Provide us with your analysis as to whether Rule 15c2-4 applies to your offering. If so, confirm that if your offering is terminated prior to closing, all funds will be returned to investors by Broadridge within 48 hours consistent with Rule 15c2-4.
 Zeynep Hakimoglu
ClearOne, Inc.
October 16, 2018
Page 2
General

2. Supplementally provide us with a copy of your agreement with Broadridge to act as subscription agent.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Larry Spirgel,
Assistant Director, at (202) 551-3810 with any other questions.



FirstName LastNameZeynep Hakimoglu                          Sincerely,
Comapany NameClearOne, Inc.
                                                            Division of
Corporation Finance
October 16, 2018 Page 2                                     Office of
Telecommunications
FirstName LastName